DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

LUIS MARTOS
LEGAL ASSISTANT
212 450 5691
LUIS.MARTOS@DPW.COM

082-04939

[redacted]

08005760

SUPPL

October 30, 2008

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of the International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure, filed with the CNMV on June 2, 2008, regarding news on the financing process of BAA

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos /wep

Luis Martos
Legal Assistant

11/7

Attachments
By Hand Delivery

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

The Company confirms that a total of nine financial institutions have indicated their acceptance of the "Summary of Commercial Terms" for bank loans amounting to approximately 7.65 billion pounds sterling with a view to providing BAA with a permanent financial structure.

This acceptance is a major step towards the new financial structure, whose final implementation is nonetheless pending other steps that are necessary in order to transition from the initial takeover finance to the new permanent structure. Those steps include most notably the acceptance by BAA bondholders of the new conditions established for the bonds. Work is already being done in this connection, as announced in a regulatory disclosure on 9 May 2008.

Madrid, 2 June 2008

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

END